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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                               (Amendment No. 3)

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                              WIZTEC SOLUTIONS LTD.
                            (Name of Subject Company)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                                    (Bidders)

                 Ordinary Shares, New Israeli Shekel 1 Par Value

                                   M98105-105
                      (CUSIP Number of Class of Securities)

                             William D. Baskett III
                              Convergys Corporation
                          General Counsel and Secretary
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of Bidder)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

                            CALCULATION OF FILING FEE

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Transaction Valuation*                                      Amount of Filing Fee

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$73,589,850(1)................................................     $14,717.97(2)

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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of all warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid: $14,717.97
Form or Registration No.: Schedule 14D-1
Filing Party: Convergys Corporation and
              Convergys Israel Investments Ltd.
Date Filed: July 2, 1999


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                                 SCHEDULE 14D-1

CUSIP No.    M98105-105
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
         Convergys Corporation
         I.R.S. ID No. 31-1598292

-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (A)           [X]
         (B)           [   ]

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3.       SEC Use Only

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4.       Source of Funds
         BK

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) [ ]

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6.       Citizenship or Place of Organization
         Ohio

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7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         7,127,763

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [___]

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9.       Percent of Class Represented by Amount in Row (7)
         93.1%

-----------------------------------------------------------------------------------------------
10.      Type of Reporting Person
         HC

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



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                                 SCHEDULE 14D-1

CUSIP No. M98105-105
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above Persons

         Convergys Israel Investments Ltd.
         I.R.S. ID No. Not applicable

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2.       Check the Appropriate Box if a Member of a Group
         (A)           [X]
         (B)           [   ]

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3.       SEC Use Only

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4.       Source of Funds
         AF

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) [ ]

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6.       Citizenship or Place of Organization
         State of Israel

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7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         7,127,763

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [___]


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9.       Percent of Class Represented by Amount in Row (7)
         93.1%

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10.      Type of Reporting Person
         CO

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




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                                  INTRODUCTION

         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on July 2, 1999, as amended (the "Schedule 14D-1"), with respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), not already owned by Sub.


ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is amended and supplemented by adding the following:

     At 12:00 midnight, Eastern Daylight Time, on July 30, 1999, the Offer expired. Based on preliminary information provided by the Depositary, approximately 2,275,824 Shares (or approximately 29.7% of the outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery. Sub has accepted for payment all such Shares at the purchase price of $25.00 per Share, net to the Seller in cash. With the completion of the Offer, Sub owns 7,127,763 Shares, or approximately 93.1% of the outstanding Shares.

ITEM 10. ADDITIONAL INFORMATION

     Item 10 (e) of the Schedule 14D-1 is amended and supplemented by adding the following:

     With regard to In re Wiztec Solutions Litigation (the "prior litigation"), Plaintiff Sachs filed a memorandum in opposition to the motion of Parent and board members amenable to service of process in Ohio ("director defendants") to dismiss on July 1, 1999. Parent and director defendants filed a reply memorandum in support of their motion. The case is set for report on August 4, 1999 and for argument on August 19, 1999.

     On July 2, 1999, the commencement date of the Offer, a lawsuit was commenced by shareholders who are unaffiliated with the defendants (the "unaffiliated shareholders") in the Court of Common Pleas, Hamilton County,
Ohio: Carrazza, et al., vs. Wiztec Solutions, Ltd., et al., Case No. A 9903819. The action purports to be a class action brought on behalf of unaffiliated shareholders and asserts claims against the Company, Parent, Sub and members of the Company's Board of Directors. The action alleges that, through the conduct of the defendants, Parent has proposed to acquire the Shares at an unfair and inadequate price, in violation of fiduciary duties allegedly owed by the defendants to the unaffiliated shareholders, and that there was inadequate disclosure in the April Tender Offer. The complaint purports by its terms to seek injunctive relief requiring defendants to make full and fair disclosure of all material facts, preventing consummation of the Offer, or rescission if it is successfully consummated, compensatory damages, and attorneys' fees and expenses. No motion for injunctive relief has been filed. Parent and members of Sub's board amenable to service of process in Ohio have filed a Motion to dismiss. The Court has set the Motion for hearing on August 19, 1999. The time within which the defendants who have been served have to respond to the complaints has not expired. The Company and its Israeli directors believe they have the basis to challenge the exercise of personal jurisdiction by, and venue in, a United States court. Parent believes the action to be without merit and intends to contest the action vigorously.


ITEM 11. INFORMATION TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is amended and supplemented by adding the following:

     (a)(10)  Press release, dated August 4, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 4, 1999                        Convergys Israel Investments Ltd.



                                             By  /s/ William D. Baskett III
                                                 ------------------------------
                                                 William D. Baskett III
                                                 Vice President


                                             Convergys Corporation



                                             By  /s/ William D. Baskett III
                                                 ------------------------------
                                                 William D. Baskett III
                                                 General Counsel and Secretary